Exhibit 99.1

Mountain Province Diamonds Announces First Quarter 2022 Production and Sales Results

TSX and OTCQX: MPVD

TORONTO and NEW YORK, April 14, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces production and sales results for the first quarter ended March 31, 2022 ("the Quarter" or "Q1 2022") from the Gahcho Kué Diamond Mine ("GK Mine"). All figures are expressed in Canadian dollars unless otherwise noted.

Q1 Production Takeaways

(all figures reported on a 100% basis unless otherwise stated)

  1,018,722 ore tonnes mined, a 98% increase relative to last year's comparable quarter (Q1 2021: 515,002 ore tonnes mined)1
  707,553 ore tonnes treated, a 13% increase relative last year's comparable quarter (Q1 2021: 625,582 tonnes treated; Q4 2021, 813,308 tonnes treated)
  1,185,156 carats recovered, 15% lower than last year's comparable quarter (Q1 2021: 1,392,128 carats)
  Average grade of 1.68 carats per tonne, a 25% decrease relative to Q1 2021 (2.23 carats per tonne)
Q1 2022 Production Figures

	2022 Q1	2021 Q1[1]	YoY Variance
Total tonnes mined (ore and waste)	8,167,801	5,604,562	46%
Ore tonnes mined	1,018,722	515,002	98%
Ore tonnes treated	707,553	625,582	13%
Carats recovered	1,185,156	1,392,128	-15%
Carats recovered (49% share)	580,726	682,143	-15%
Recovered grade (carats per tonne)	1.68	2.23	-25%
Note 1: Q1 2021 Production impacted by 22-day unplanned operational stand-down in February due to measures taken to limit spread of Covid-19 at Gahcho Kué

As previously disclosed along with the Company's year-end filings, during the first quarter of 2022 additional unmodeled resource was encountered, carrying a lower grade than planned mining areas. The incremental, previously unmodeled Kimberlite will be incorporated into the stockpile strategy throughout 2022, with the net effect of increasing Life-of-Mine ore tonnes and cash-flow while also decreasing processed grade. It is seen as a positive by Mountain Province that more diamond bearing ore is being mined than was previously included in the mine plan. Additionally, recovered grade in the quarter was impacted by higher-than-planned mining dilution. Initiatives are underway to correct this going forward.

Q1 Sales Results

As previously disclosed, during the quarter, 506,567 carats were sold for total proceeds of $84.7 million (US$66.7 million) resulting in an average value of $167 per carat (US$132 per carat). This is a 52% increase relative to the average value per carat in Q4 2021 of $110 per carat (US$86 per carat). The increase in average values in Q1 reflected the increase in demand across the rough diamond market, and the fact that upstream stock levels are now believed to reflect operating inventories only.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"The discovery of incremental, previously unmodeled Kimberlite ore is a positive for the operation and reflects the significant opportunities for additional diamonds to be discovered at the Gahcho Kué mine. Additionally, I'm pleased to say that the operational effects of the late-2021/early 2022 Omicron outbreak at site are now largely behind us and the unplanned failure at the primary crusher is repaired, with additional crusher optimization opportunities identified. After a slower than expected Q1 we are working with our joint venture partner to make the necessary improvements."

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About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Tom E. McCandless, Ph.D., P.Geo., and Matthew MacPhail, P.Eng, MBA, both employees of Mountain Province Diamonds Inc. and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2022/14/c0700.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:30e 14-APR-22